DE ACQUISITION 7-12, INC.

15 PLAYER POND PLACE

THE WOODLANDS, TEXAS 77382

(713) 410-4596

5 July 2012

Jeffrey Riedler, Assistant Director

United States Security and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

DE Acquisition 7, Inc.

Amendment No. 1 to Registration Statements on Form 10-12G

Filed January 11, 2012

File 000-54406

DE Acquisition 8, Inc.

Amendment No. 1 to Registration Statements on Form 10-12G

Filed January 11, 2012

File 000-54407

DE Acquisition 9, Inc.

Amendment No. 1 to Registration Statements on Form 10-12G

Filed January 11, 2012

File 000-54408

DE Acquisition 10, Inc.

Amendment No. 1 to Registration Statements on Form 10-12G

Filed January 11, 2012

File 000-54409

DE Acquisition 11, Inc.

Amendment No. 1 to Registration Statements on Form 10-12G

Filed January 11, 2012

File 000-54410

DE Acquisition 12, Inc.

Amendment No. 1 to Registration Statements on Form 10-12G

Filed January 11, 2012

File 000-54411

Dear Mr. Riedler:

Following please find our response to your comments detailed in your correspondence dated February 2, 2012 in reference to the companies named above.

General

1.

Please be advised that each comment included in this letter is applicable to all six (6) amended registration statements referenced above, and that each should be further amended in accordance with the relevant comment.

RESPONSE:

We have revised and amended all six (6) Registration Statements to be filed separately.

2.

Each of the registration statements went effective by operation of law on July 18, 2011.  Accordingly, pursuant to Rule 3-12(a) of Regulation S-X, please update your registration statement to provide interim financial statements for the quarter ended May 31, 2011.  In addition, please update your other disclosures throughout your filing to be as of the most recent practicable date to July 18, 2011, including, but not limited to, your reference to September 30, 2010 on page 5 and your beneficial ownership information on page 7.

RESPONSE:

Financial Statements for the quarter ended May 31, 20011 will be prepared, although that information is available in the recently filed Form10-K for the year 2012.  We have also updated to July 18, 2011 where applicable in each Registration Statement as amended.

Item 1.  Business

Business Development, page 2

3.

We note your response to our prior comment 10.  Please amend your disclosure to state whether you have any other business contacts and relationships other than attorneys that you intend to utilize, such as investment bankers, management consultants or acquisition search firms.  If you have entered into relationships with any such services, including attorneys, please amend your disclosure to state this and name the party or parties you have retained.  If you have not yet done so, please amend to disclose that you have not yet established these relationships.

RESPONSE:

We have revised our report to state:  We have not yet established any relationships with lenders, investment banking firms, private equity funds, management consultants or acquisition firms, or attorneys to search for a target for a business combination.

Finally, as requested, the Company acknowledges that:

●

Changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

DE ACQUISITION 7-12, INC.

By: /s/   Ruth Shepley

Sole Director